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MATERIAL CHANGE REPORT
Name and Address of Reporting Issuer:
Baytex Energy Corp. ("Baytex")
2800 – 520 3rd Avenue SW
Calgary, AB T2P 0R3

Date of Material Change:
August 22, 2018
News Release
On August 22, 2018, a news release was issued and disseminated through the facilities of a recognized newswire service.
Summary of Material Change:
On August 22, 2018, Baytex Energy Corp. ("Baytex") completed the previously announced acquisition of all of the outstanding common shares ("RRX Shares") of Raging River Exploration Inc. ("Raging River") pursuant to an arrangement under the Business Corporations Act (Alberta) (the "Arrangement").
Under the Arrangement, which was approved by Raging River shareholders by a vote of approximately 96.18% of the votes cast at a special meeting of such shareholders, Raging River shareholders received, directly and indirectly, 1.36 common shares of Baytex (each whole share, a "Baytex Share") for each RRX Share, resulting in the issuance of approximately 315 million Baytex Shares. The Baytex shareholders also approved the issuance of the Baytex Shares to the Raging River shareholders pursuant to the Arrangement by a vote of approximately 88.1% of the votes cast at a special meeting of such shareholders.
Further details with respect to the Arrangement are contained in the joint management information circular and proxy statement of Raging River and Baytex dated July 12, 2018, a copy of which has been filed on the SEDAR website at www.sedar.com under Raging River's and Baytex's profiles.
The RRX Shares were delisted from trading at the close of markets on the Toronto Stock Exchange ("TSX") at the close of business on August 27, 2018.
Full Description of Material Change:
On August 22, 2018, Baytex completed the previously announced acquisition of all of the outstanding RRX Shares pursuant to the Arrangement.
Under the Arrangement, which was approved by Raging River shareholders by a vote of approximately 96.18% of the votes cast at a special meeting of such shareholders, Raging River shareholders received, directly and indirectly, 1.36 Baytex Shares for each RRX Share, resulting in the issuance of approximately 315 million Baytex Shares. The Baytex shareholders also approved the issuance of the Baytex Shares to the Raging River shareholders pursuant to the Arrangement by a vote of approximately 88.1% of the votes cast at a special meeting of such shareholders.
Further details with respect to the Arrangement are contained in the joint management information circular and proxy statement of Raging River and Baytex dated July 12, 2018, a copy of which has been filed on the SEDAR website at www.sedar.com under Raging River's and Baytex's profiles.
The RRX Shares were delisted from trading at the close of markets on the TSX at the close of business on August 27, 2018.
Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
Omitted Information:
Not applicable.
Executive Officer:
The name and business numbers of the executive officer of Baytex who is knowledgeable of the material change and this report is:
Rodney D. Gray
Chief Financial Officer
Telephone: (587) 952-3160
Facsimile: (587) 952-3029
Date of Report:
August 28, 2018